UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-8F

                  APPLICATION PURSUANT TO SECTION 8(F) OF THE
              INVESTMENT COMPANY ACT OF 1940 ("ACT") AND RULE 8F-1
                  THEREUNDER FOR ORDER DECLARING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY

                                                             FILE NO.:  811-9219
Name & Address of Applicant:  Optimal Funds, Inc.
                              213-G Vt Route 15
                              Jericho, VT 05465

Classification: Investment Management Company

Investment Advisor: Leveraged Index Management Company, Jericho VT 05465

Principal Underwriter: Declaration Distributors, Inc., Conshocken, PA

(1)  Open-end, Diversified

(2)  Yes, a Dollar-cost Averaging Plan.
     Evergreen Money Market Fund.
     File No.: 811- __________.
     Business Address:
     C/o First Union National Bank, N.a.
     530 Walnut Street
     Philadelphia, Pa 19101

Basis On Which Application is Made:

B. Applicant (1) has distributed substantially all of its assets to its securityholders and has effected a winding-up of its affairs ("Liquidation" or "Type B") and (2) is not a "Type C" company.

I.   ALL APPLICANTS

1.   Applicant registered on June 7, 1999.

2. Applicant filed Registration Statement N-1A on June 7, 1999, authorizing issue of 10,000,000 shares of .001 cent par value common capital stock to be classified as 'The Optimal Fund'. The Optimal Fund offered a single class of shares - Class 'C' shares. Statement became effective June 8, 1999, with an initial offering period ('Subscription Period') running from June 10, 1999 through July 9, 1999.

3. Presently, Optimal Funds, Inc. status is 'Active' with the state of Maryland. Corporate dissolution has been filed and is pending.

4. Within the last 18 months, no assets have been transferred to a separate trust.

5. The only distributions made to shareholders in connection with the winding up were the redemption of their shares, per shareholder request.

6.   At the time of this filing, no assets have been retained.

7.   At the time of this filing, no outstanding debts or liabilities remain.

8. Optimal Funds, Inc. is not party to any litigation or administration proceeding.

9.   There are no security holders at the time of this filing.

10. Optimal Funds, Inc. is not and does not intend to, engage in any business activities other than winding-up its affairs.

11.  There are no other relevant facts.

II.  ABANDONMENTS

12.   N/A

III. LIQUIDATIONS OR MERGERS

13. Optimal Fund, C - Shares, 9,647.23 #Shares At $ 1.38 Net Asset Value, as of April 28, 2000.

14. Expenses incurred totaled $13,313.18. These were allocated to April Fund expenses: Administrative & custodial for Declaration Service Company, First Union National Bank, and minor legal and other expenses to de-register with various states. A final distribution was made, paying the expenses by liquidating in full the Funds.

15. All securityholder accounts have been completely liquidated, and were liquidated prior to final expenses being charged to the fund.

16. Portfolio securities and assets were liquidated and the price basis, means of sale, and commissions paid are listed below:

     SALE DATE         ASSET                            PRICE / BASIS         MEANS                COMMISSION
     4/17/00           US 2-yr T-Notes                  99.9531 / 99.7031     via TD Waterhouse    (incl. in price)
     4/17/00           US 2-yr T-Notes                  99.5781 / 99.7500     via TD Waterhouse    (incl. in price)
     4/17/00           (Hedge)US 2yr T-Note future      97.1275 / 98.9531     via ED&F Man         ($14.00)

A BALANCE SHEET DATED NOT MORE THAN 90 DAYS PRECEEDING THE LIQUIDATION FOLLOWS:

                          (BALANCE SHEET) TRIAL BALANCE

AS OF: 05/10/00
STARTING DATE: 05/10/00
THE OPTIMAL FUND BASE CURRENCY: USD

ACCT NO.          TYPE / CATEGORY / GROUP / ACCT         OPENING BAL.        DEBITS          CREDITS          CLOSING BAL.

                  ASSETS
                  ------

1-100-00000-00000       CASH                             94,093.60                0.00       13,313.18        80,780.42

                  TRIAL BALANCE TOTALS                   94,093.60                0.00       13,313.18        80,780.42

                  LIABILITIES
                  -----------

2-280-00000-00000       ACCRUED EXPENSES                 13,313.18           13,313.18            0.00             0.00

                  TRIAL BALANCE TOTALS:                  13,313.18           13,313.18            0.00             0.00

                  CAPITAL
                  -------

5-500-05040-00000       SHARES PAID IN SURPLUS           90,245.39                0.00            0.00        90,245.39
5-510-05120-00000       REAL GAIN/LOSS CAPITAL            1,759.87                0.00            0.00         1,759.87
5-510-05130-00000       REAL F/X GAIN/LOSS CURNCY           -73.98                0.00            0.00           -73.98
5-530-05340-00000       DISTRIBUTION PAID INCOME           -628.42                0.00            0.00          -628.42
5-540-05400-00000       UNDISTR. INC PRIOR YEAR           2,249.89                0.00            0.00         2,249.89

                  TRIAL BALANCE TOTALS:                  93,552.75                0.00            0.00        93,552.75

                  REVENUES
                  --------

                  TRIAL BALANCE TOTALS:                       0.00                0.00            0.00             0.00

                  EXPENSES
                  --------

4-400-00000-00000       EXPENSES                         12,772.33                0.00            0.00        12,772.33

                  TRIAL BALANCE TOTALS:                  12,772.33                0.00            0.00        12,772.33

                  CAPITAL STOCK
                  -------------

6-600-00000-00000       FUND SHARES OUTSTANDING          9,204.026               0.000           0.000        9,204.026
6-600-06030-00000       SUBSCRIPTIONS                  -23,409.099               0.000           0.000      -23,409.099
6-600-06070-00000       REDEMPTIONS                     14,205.073               0.000           0.000       14,205.073

                  TRIAL BALANCE TOTALS:                      0.000               0.000           0.000            0.000

                  TOTAL NET ASSET VALUE                                                                       80,780.42

                  TOTAL NET ASSET VALUE/SHARE UNROUNDED                                                         8.77664

                  TOTAL NET ASSET VALUE/SHARE ROUNDED                                                              8.78

17.

(a) On April 17, 2000 the Board of Directors held a meeting, unanimously authorizing the closure of the Optimal Fund, the sole portfolio of Optimal Funds, Inc. and recommending the solicitation of votes of remaining shareholders, if any.
(b) No written shareholder authorization was required as the sole shareholder of record as of April 18, 2000 was the intial (seed capital) account. Verbal discussion & consent with the Board was made.
(c) No proxy material was required to be distributed. There were no longer any shareholders of record.
(d)  N/A
(e) Optimal Funds, Inc. has filed for de-registration in all states requiring it, and intends to file its Corporate Articles of Dissolution with the state of Maryland no later than May 15, 2000.

IV. MERGERS

18. N/A

19. N/A

Optimal Funds, Inc.
By: Dorice A. Maynard
Treasurer


VERIFICATION


State of California
County of San Bernardino

The undersigned being duly sworn deposes and says that he has duly executed this application, dated May 25, 2000, for an order pursuant to Section 8(f) of the Investment Company Act of 1940 declaring that Optimal Funds, Inc. had ceased to be an investment company, for and on behalf of such company; that he is the President of Optimal Funds, Inc. and that all action by stockholders, directors, and other bodies necessary to authorize deponent and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ Mitchell M. Maynard
------------------------
Mitchell M. Maynard

Subscribed and sworn to before me, a notary public, this 25th day of May, 2000.

/s/ Sandra C. Kinos
Sandra C. Kinos
Notary Public

(SEAL)

My Commission Expires: November 27, 2000